January 23, 2026

Norma Ka Yin Chu
Chief Executive Officer
DDC Enterprise Ltd
368 9th Ave, 6th Floor
New York, NY 10001

       Re: DDC Enterprise Ltd
           Registration Statement on Form F-1
           Filed on January 15, 2026
           File No. 333-292755
Dear Norma Ka Yin Chu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Lawrence Venick